SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES,
S.A.B. DE
C.V.
(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE
MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.
By: /s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: July 28, 2009
Title: General Counsel

Second Quarter 2009 Results

MAXCOM REPORTS RESULTS FOR THE SECOND
QUARTER AND FIRST HALF OF 2009

Mexico City, July 28, 2009. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended June 30, 2009.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”).  Figures are expressed in millions of current Mexican Pesos.

Results | Second Quarter 2009

Financial Highlights:

•	Second quarter 2009 revenues reached Ps. 645 million, sequentially, and in comparison to the first quarter revenue increased by 1%.

•	Sequentially and in comparison to the first quarter of 2009, network operating costs decreased by 3% to reach Ps. 286 million in comparison to Ps. 295 million.

•	EBITDA increased sequentially by 7% to reach Ps. 161 million in the second quarter in comparison to Ps. 150 million the first quarter of 2009.

•	EBITDA margin increased sequentially from 24% in the first quarter of 2009 to 25% this reporting quarter.

				2Q09	vs. Δ%			Δ%
Million Pesos	2Q09	1Q09	2Q08	1Q09	2Q08	YTD09	YTD08
Revenues	645	638	670	1%	(4)%	1,282	1,294	(1)%
EBITDA	161	150	204	7%	(21)%	312	396	(21)%
EBITDA Margin	25%	24%	30%			24%	31%
Adj. EBITDA	162	151	208	7%	(22)%	314	402	(22)%
Adj. EBITDA Margin	25%	24%	31%			24%	31%
Net Income	(64)	(115)	11	N.A.	N.A.	(179)	20	N.A.

Operating Highlights:

•
Total company Revenue Generating Units, or RGUs, increased to 485,913 or 11% in the second quarter of 2009 compared to the same period last year. The Company recorded RGU net adds of 8,162 in the quarter.

•	Total company customer base decreased by 6% to reach 216,063 customers.
•
When compared to the same period last year, voice RGUs (formerly voice lines in service) decreased by 1% to reach 360,968. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.

•	Data residential RGUs increased by 118% to 44,439.
•	The number of coin operated public phones reached 40,328, an increase of 29% in comparison to those in the second quarter of 2008.
•	The total mobile RGU base reached 54,755 units, which is 39% higher than the number registered in 2008.
•	Pay TV number of RGUs reached 22,354 units, which is two times the number registered in 2008.
•	Residential RGU per customer increased from 1.4 in the second quarter of 2008 to 1.6 in the second quarter of 2009.
•	Commercial RGU per customer increased from 13.7 in the second quarter of 2008 to 16.8 in the second quarter of 2009.

Second Quarter 2009 Results

Operating  Results

	2Q09	2Q08	Δ%
Residential Customers	211,221	224,690	(6)%
Voice	204,606	220,991	(7)%
Data	39,945	17,272	131%
Mobile	47,424	36,595	30%
TV	22,354	11,217	99%

Residential RGUs	341,041	305,379	12%
Voice	220,104	235,387	(6)%
Data	44,439	20,354	118%
Mobile	54,144	38,421	41%
TV	22,354	11,217	99%
RGU per Residential Customer	1.6	1.4

Commercial Customers	4,800	5,756	(17)%
Voice	4,511	5,501	(18)%
Data	1,394	1,329	5%
Mobile	57	99	(42)%
Other	187	144	30%

Commercial RGUs	80,544	78,766	2%
Voice	76,536	74,399	3%
Data	2,932	2,947	(1)%
Mobile	611	1,094	(44)%
Other	465	326	43%
RGU per Commercial Customer	16.8	13.7

Public Telephony RGUs	40,328	31,292	29%

Wholesale RGUs	24,000	23,970	0%

Total RGUs	485,913	439,407	11%

Voice RGUs (voice lines in service)	360,968	365,048	(1)%
Total Number of Customers	216,063	230,498	(6)%

Second Quarter 2009 Results

Revenues

Maxcom total revenues for the second quarter of 2009 were Ps. 645 million, a decrease of 4% over revenues of Ps. 670 million, recorded in the second quarter of 2008. In comparison to the first quarter of 2009, revenue increased by 1%. The following table is a breakdown of the sources of revenue for the Company.

		2Q09	Weight %		1Q09	Weight %	Δ%
Residential	Ps.	230	36%	Ps.	238	37%	(3)%
Commercial		208	32%		185	29%	12%
Public Telephony		115	18%		113	18%	2%
Wholesale		88	14%		98	15%	(10)%
Other Revenue		4	0%		4	1%	0%
Total	Ps.	645	100%	Ps.	638	100%	1%

		2Q09	Weight %		2Q08	Weight %	Δ%
Residential	Ps.	230	36%	Ps.	272	41%	(15)%
Commercial		208	32%		203	30%	2%
Public Telephony		115	18%		102	15%	13%
Wholesale		88	14%		81	12%	9%
Other Revenue		4	0%		12	2%	(67)%
Total	Ps.	645	100%	Ps.	670	100%	(4)%

Total revenues for the first six months ended June 30, 2009 were Ps. 1,282 million, a decrease of 1% over revenue of Ps. 1,294 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company.

		YTD09	Weight %	YTD08		Weight %	Δ%
Residential	Ps.	468	36%	Ps	529	41%	(12)%
Commercial		393	31%		393	30%	0%
Public Telephony		227	18%		196	15%	16%
Wholesale		188	15%		153	12%	23%
Other Revenue		6	0%		23	2%	(74)%
Total	Ps.	1,282	100%	Ps.	1,294	100%	(1)%

Residential
Residential revenues represented 36% of the total during the second quarter, compared with 41% in the same quarter of 2008. Revenues in the residential business segment reached Ps. 230 million, a decrease of 15% or Ps. 42 million in comparison to Ps. 272 million in the second quarter of 2008.

The Ps. 42 million decrease in revenues is the combination of a 6% decrease in lines, and:

1.	the duration and the number of calls which are charged by the minute leading to a decrease in usage charges for mobile and long distance by approximately Ps. 25 million;
2.	Installation charges for the quarter were lower by Ps. 18 million; and,
3.	Local usage decreased by Ps. 12 million.

However, and partially offsetting this decrease in revenue, recurrent charges increased by Ps. 13 million, due to a larger contribution of data, TV and mobile products.

For the six months ended June 30, 2009 revenues from the residential business totaled Ps. 468 million, or 36% of total revenues from Ps. 529 million recorded in the same period of 2008.

Residential RGU per customer increased from 1.4 in the second quarter of 2008 to 1.6 in the second quarter of this year. Although the Company has continued to increase the take rate year over year, the lower price point that is applied when bundling products continues to affect residential revenues.

Commercial
Commercial revenues represented 32% of the total during the second quarter of 2009, compared with 30% in the same quarter of 2008. Revenues in the Commercial Business reached Ps. 208 million, an increase of 2% in comparison to Ps. 203 million in the same period of 2008.

Second Quarter 2009 Results

The 2%, or Ps. 5 million, increase in revenues during the second quarter of 2008 is mainly explained by:

1.	An increase in monthly recurrent charges of approximately Ps. 15 million;
2.	An increase of Ps. 3 million in long distance usage;
3.	A decrease of Ps. 10 million in local usage; and,
4.	A decrease of Ps. 3 million in installation charges.

For the six months ended June 30, 2009, revenues from the commercial business totaled Ps. 393 million, or 31% of total revenues, compared to Ps. 393 million recorded in the same period of 2008.

In addition, RGU per commercial customer increased from 13.7 in the second quarter of 2008 to 16.8 in the second quarter of 2009.

Public Telephony
Public Telephony represented 18% of total revenues during the second quarter of 2009. Revenues in this business unit totaled Ps. 115 million, an increase of 13% when compared to Ps. 102 million in 2008. The increase in revenues is attributed to the 29% growth in the base of public telephones installed. However, and partially offsetting this, the growth in the number of public telephones has outpaced revenues due to a decrease in average revenue per unit. For the six months ended June 30, 2009, revenues from the public telephony business totaled Ps. 227 million, or 18% of total revenues, compared to Ps. 196 million recorded in the same period of 2008.

Wholesale
In 2009, Wholesale revenues increased by 9% to reach Ps. 88 million, in comparison to the Ps. 81 million registered during the same quarter in the previous year. The increase in the Wholesale Business revenues was mainly driven by a combination in the year over year exchange rate fluctuation, in addition to higher traffic and long distance termination. For the six months ended June 30, 2009 revenues from the wholesale business totaled Ps. 188 million, or 15% of total revenues, compared to Ps. 153 million recorded in the same period of 2008.

Other Revenue
Other revenues contributed marginally and reached Ps. 4 million, in comparison to Ps. 12 million or 2% of total revenues in the previous quarter. For the six months ended June 30, 2009, revenues from other businesses totaled Ps. 6 million, in comparison to Ps. 23 million recorded in the same period of 2008.

Network Operation Cost

Network Operation Costs in the second quarter of 2009 increased by 8% or Ps. 22 million to reach Ps. 286 million in comparison to Ps. 264 million last year. This increase was mainly due to a 10% increase in network operating services and an 11% increase in technical expenses. However, and partially offsetting this increase, installation expenses decreased by 17%.

The Ps. 22 million increases in network operating services were mainly in:

1.	Calling party pays interconnection;
2.	Pay TV content;
3.	Public telephony traffic on GSM networks;
4.	The lease of circuits and ports; and,
5.	Internet access capacity.

However, these increases were offset by lower long distance interconnection costs.

For the six months ended June 30, 2009, network operation costs totaled Ps. 581 million from Ps. 511 million, a 14% increase in comparison to the same period last year.

SG&A

SG&A expenses were Ps. 198 million in the second quarter of 2009, 2% below Ps. 202 million in the same period of 2008. The Ps. 4 million decrease was mainly driven by a reduction in marketing expenses, the company’s stock option compensation plan, salaries and staff related costs, maintenance, insurance and external advisory expenses. These decreases were partially offset by higher bad debt expenses and leases.

For the six months ended June 30, 2009, SG&A expenses totaled Ps. 390 million, 1% above Ps. 387 million reported in the same period last year.

Second Quarter 2009 Results

EBITDA and Adjusted EBITDA

EBITDA for the second quarter of 2009 was Ps. 161 million, a 21% decrease from Ps. 204 million in the same period of last year. EBITDA Margin was 25% during the period, lower than 30% in the second quarter of 2008. For the six months ended June 30, 2009, EBITDA amounted to Ps. 312 million, 21% lower than the Ps. 396 million registered in the same period of 2008. EBITDA margin for the first six months of 2009 was 24%, lower than the 31% margin recorded in the same period of 2008.

Adjusted EBITDA for the second quarter of 2009 was Ps. 162 million, 22% lower than Ps. 208 million in the same period of last year. Adjusted EBITDA Margin was 25% during the period, lower than 31% in the second quarter of 2008. For the six months ended June 30, 2009, Adjusted EBITDA amounted to Ps. 314 million, 22% lower than the Ps. 402 million registered in the same period of 2008. Adjusted EBITDA margin for the first six-month period of 2009 was 24%, lower than the 31% margin reported in the same period of 2008.

Operating Income

The Company recorded an operating loss for the second quarter of 2009 of Ps. 21 million which does not compare favorably with an operating income of Ps. 80 million for the same period of 2008. For the six months ended June 30, 2009 the company reported an operating loss of Ps. 47 million, in comparison to operating income of Ps. 150 million reported in the same period last year.

Besides the operating results explained above, the operating loss during the quarter and the first six months of the year was also affected by the Ps. 58 million and Ps. 113 million increase in depreciation and amortization charges, respectively, directly related to the overall growth in the fixed assets base.

Comprehensive Financial Result

During the quarter, the Company registered a Comprehensive Financial Result of Ps. 11 million, a Ps. 32 million decrease when compared to Ps. 43 million in the same period of 2008.

	2Q09	2Q08	ΔPs.	D%	YTD09	YTD08	ΔPs.	Δ%
Interest Expense	71	58	(13)	(22)%	150	132	(18)	(14)%
Interest (Income)	(2)	(15)	(13)	(87)%	(5)	(39)	(34)	(87)%
Exchange Rate (Gain) Loss – Net	(58)	-	58	N.A.	3	14	11	83%
Total	11	43	32	74%	148	107	(41)	(38)%

The lower Comprehensive Financial Result was due to a net exchange rate gain in the second quarter of 2009 as a result of an actual cash benefit of Ps. 16 million for the payment on the interest of the senior notes related to the cross currency swap and of the Peso appreciation, mainly due to the US$ denominated liabilities of the company affected by exchange rate volatility quarter over quarter compared to a minimal exchange rate variation during the second quarter of 2008. At June 30, 2009 the exchange rate between the Mexican Peso and the United States Dollar was Ps. 13.2023, compared to Ps. 14.3317 at the end of March 31, 2009. However this decrease was partially offset by an increase of 60% or Ps. 26 million in the amount of net interest paid which increased from Ps. 43 million in the second quarter of 2008 to Ps. 69 million in the second quarter of 2009.

For the six months ended June 30, 2009, comprehensive cost of financing for the Company reached Ps. 148 million when compared to Ps. 107 million recorded in the same period of 2008.

Taxes

The Company, taking a conservative stance, during the second quarter of 2009, recorded a valuation allowance of Ps. 21 million for the deferred tax benefits from previously recorded losses, due to a recent government announcement of an expected contraction of the economy, compared to Ps. 13 million in the second quarter of 2008. The Company is not subject to pay single rate corporate tax for this reporting quarter.

For the six months ended June 30, 2009, the Company recorded income tax provisions related to recorded losses of Ps.41 million, compared to Ps. 7 million in the first six months of 2008 related to income tax.

Second Quarter 2009 Results

Net Income

The Company posted a net loss during the second quarter of 2009 of Ps. 64 million, which compares to a net income of Ps. 11 million reported in the second quarter of 2008. For the six months ended June 30, 2009, the Company registered a net loss of Ps. 179 million in comparison to a net income of Ps. 20 million, in the same period of 2008.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended June 30, 2009	Quarter Ended June 30, 2008
Resources from Operations and Working Capital	(55)	66
CAPEX	(229)	(352)
Free Cash Flow	(284)	(286)
Financing Activities	(139)	(196)
Cash and Cash Equivalents at the Start of the Period	1,630	2,287
Cash and Cash Equivalents at the End of the Period	1,207	1,805

Millions of Pesos	For the Six Months Ended June 30, 2009	For the Six Months Ended June 30, 2008
Resources from Operations and Working Capital	292	156
CAPEX	(536)	(714)
Free Cash Flow	(244)	(558)
Financing Activities	(140)	(177)
Cash and Cash Equivalents at the Start of the Period	1,591	2,540
Cash and Cash Equivalents at the End of the Period	1,207	1,805

Capital Expenditures

Capital Expenditures during the period totaled Ps. 229 million, lower than the Ps. 352 million recorded in the second quarter of 2008. Capital Expenditures were primarily used for telephone network systems, the build out of new clusters, and equipment for Maxcom’s network expansion.

Indebtedness

On June 30, 2009 the Company reported its Indebtedness level at Ps. 2,656 million. The Company’s leverage ratio measured by Debt/EBITDA, presented an increase, from 2.7 times in 2008 to 4.3 times in 2009.

###
About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Juan-Carlos Sotomayor
Mexico City, Mexico
(52 55) 4770-1170
juan.sotomayor@maxcom.com

Second Quarter 2009 Results

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

###

Second Quarter 2009 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

Thousands of Mexican Pesos ("Ps.")

	As of June 30,
	2008		2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps.	1,805,477	Ps.	1,206,679
		1,805,477		1,206,679
Accounts receivable:
Customers, net of allowance		653,470		722,151
Value added tax refundable		154,480		164,623
Other sundry debtors		82,341		96,491
		890,291		983,265

Inventory		34,360		26,159
Prepaid expenses		45,348		26,472
Total current assets		2,775,476		2,242,575

Frequency rights, net		77,048		63,196
Telephone network systems and equipment, net		4,663,048		4,809,215
Pre-operating expenses, net		66,623		40,666
Intangible assets, net		217,023		250,794
Financial instruments		10,227		55,439
Deposits		7,780		8,420
Deferred taxes		-		188,977
Prepaid expenses long term		18,734		12,952
Other assets		6,357		6,357

Total assets	Ps.	7,842,316	Ps.	7,678,591

LIABILITIES
CURRENT LIABILITIES:
Interest payable		9,913		12,726
Accounts payables and accrued expenses		548,027		517,835
Notes payables		4,849		2,453
Deferred income		2,537		2,337
Payroll and other taxes payable		52,575		55,438
Total current liabilities		617,901		590,789

LONG-TERM LIABILITIES:
Senior notes, net		2,056,820		2,640,460
Notes payable		2,852		-
Other accounts payable		9,556		12,748
Deferred taxes		86,671		-
Pensions and post-retirement obligations		10,125		26,545
Other long term liabilities		67,658		84,356
Hedging valuation		13,315		263
Total liabilities	Ps.	2,864,898	Ps.	3,355,161

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244
Premium on capital stock		826,473		817,444
Accumulated deficit		(1,267,466)		(1,705,230)
Net profit (loss) for the period		19,854		(178,844)
Share repurchase program		(11,687)		(20,184)
Total shareholders' equity	Ps.	4,977,418	Ps.	4,323,430

Total liabilities and equity	Ps.	7,842,316	Ps.	7,678,591

Second Quarter 2009 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousands of Mexican Pesos ("Ps.")

	3 months ended June 30,						6 months ended June 30,
	2008		%	2009		%	2008		%	2009		%

TOTAL REVENUES	Ps.	669,583	100%	Ps.	644,644	100%	Ps.	1,293,949	100%	Ps.	1,282,192	100%

Network operating services		224,734	34%		246,643	38%		434,057	34%		503,958	39%
Technical expenses		32,519	5%		36,167	6%		65,686	5%		71,425	6%
Installation expenses		6,648	1%		2,985	0%		11,390	1%		5,577	0%
Cost of network operation		263,901	39%		285,795	44%		511,133	40%		580,960	45%

GROSS PROFIT		405,682	61%		358,849	56%		782,816	60%		701,232	55%

SG&A		201,858	30%		197,521	31%		386,986	30%		389,565	30%

EBITDA		203,824	30%		161,328	25%		395,830	31%		311,667	24%

Depreciation and amortization		123,768			182,013			245,651			358,200

Operating income (loss)		80,056			(20,685)			150,179			(46,533)

Comprehensive (income) cost of financing:

Interest expense		58,314			71,770			132,100			150,384
Interest (income), net		(14,913)			(2,234)			(39,407)			(5,232)
Exchange (income) loss, net		(31)			(58,289)			13,887			2,416
		43,370			11,247			106,580			147,568

Other (income) expense		12,316			10,973			17,041			26,165

INCOME (LOSS) BEFORE TAXES		24,370			(42,905)			26,558			(220,266)

Taxes:
Flat rate corporate tax		6,782			-			6,783			-
Income tax		2,543			-			5,718			-
Deffered income tax		3,553			20,710			(5,797)			(41,422)
Total tax		12,878			20,710			6,704			(41,422)

NET INCOME (LOSS)	Ps.	11,492		Ps.	(63,615)		Ps.	19,854		Ps.	(178,844)

Adjusted EBITDA		208,209			162,209			401,750			313,558
% of revenue Adjusted EBITDA		31%			25%			31%			24%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		832,548			829,337			832,548			829,337

Earnings per share basic		0.01			(0.08)			0.03			(0.23)
Earnings per share diluted		0.01			(0.08)			0.02			(0.22)

Second Quarter 2009 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CASH FLOW
Thousands of Mexican Pesos ("Ps.")

	3 months ended June 30,				6 months ended June 30,
	2008		2009		2008		2009
Operating Activities:
Income before taxes	Ps.	24,368	Ps.	(42,903)	Ps.	26,557	Ps.	(220,267)

Items without cash flow		(82,420)		(225,880)		(116,420)		(67,200)
Items related to investment activities		114,934		205,475		213,010		384,245
Items related to financing activities		61,465		99,068		148,663		179,933
Cash flow from income/loss before taxes		118,347		35,760		271,810		276,711

Cash flow from:
Accounts receivables		(56,136)		27,229		(136,226)		(5,948)
Inventory		(6,302)		10,987		(1,111)		14,717
Accounts payables		6,017		(150,479)		45,038		3,003
Other assets and liabilities		13,845		21,166		(10,761)		3,532
Income taxes		(9,325)		-		(12,500)		-
Cash flow from operation activities		(51,901)		(91,097)		(115,560)		15,304

Net cash flow from operating activities		66,446		(55,337)		156,250		292,015

Cash flow from:
Telephone network systems and equipment, net		(352,177)		(228,899)		(714,130)		(466,441)
Other intangible assets		-		-		-		(70,000)
Cash flow from capital expenditures		(352,177)		(228,899)		(714,130)		(536,441)

Cash in excess/(required) to be used in financing activities		(285,731)		(284,236)		(557,880)		(244,426)

Cash flow from:
Vendor financing		(2,609)		(828)		(3,955)		(1,901)
Additional paid in capital		(59,877)		881		(61,584)		1,001
Other financing activities		(133,031)		(139,505)		(110,639)		(139,400)
Cash flow from financing activities		(195,517)		(139,452)		(176,178)		(140,300)

Increase (decrease) in cash and temporary investments		(481,248)		(423,688)		(734,058)		(384,726)

Cash and cash equivalents at beginning of the period		2,286,725		1,630,367		2,539,535		1,591,405
Cash and cash equivalents at the end of the period	Ps.	1,805,477	Ps.	1,206,679	Ps.	1,805,477	Ps.	1,206,679